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TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Slight Decline in Water Level at McArthur River

Saskatoon, Saskatchewan, Canada, April 17, 2003

Cameco Corporation reported today that the water level in the McArthur River mine has been declining slowly over the past three days as the pumping capacity continues to slightly exceed the water inflow.

The additional water inflow in a development tunnel of the McArthur River mine began on April 6, 2003. Production has been temporarily suspended since that time.

The situation remains serious since it is possible for the water inflow rate to increase even though it appears to have stabilized. Mine personnel continue working to control and, ultimately, seal off the water inflow.

The concrete barrier, which is designed to eventually control the water inflow in the development tunnel, has been constructed. It will take about two weeks for the concrete to cure and to begin to seal the tunnel. Work is continuing in the area to prevent water from entering other nearby locations. As previously announced, this may take approximately two to three months.

The critical area of the mine, 640 metres below surface, remains unaffected but water is being stored close to this area and there remains minimal storage in the mine in spite of recent progress. Additional pumping capacity is being installed in a ventilation shaft and should be available early next week.

Water treatment capacity on the surface is capable of exceeding the pumping capacity. An additional water settling pond is being constructed on surface as a precautionary measure. This pond should be available for use in two weeks.

Although events are still unfolding, Cameco continues to expect that production will resume in four to six months based on current conditions.

The McArthur River mine is located in northern Saskatchewan about 620 kilometres north from Saskatoon by air.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316